My Local Token Reg CF-Intro Video Transcript

My Local Token was born when a city in Virginia's Shenandoah Valley approached us looking for a digital replacement to their antiquated plastic gift card program, which is meant to promote the shops in their historic downtown.

We took that challenge and realized that we could have a bigger impact by using blockchain technology to create a robust community currency.

My Local Token will supercharge Main Street by facilitating transactions at the point of sale while letting users plug into an entire ecosystem of local commerce.

Although it sits in a virtual wallet powered by the latest technology, My Local Token will be easily spendable by those who've never heard of cryptocurrency and is simple for merchants to accept as a credit card.

Implementing a community currency offers an opportunity to constantly remind tourists and locals of their affinity for small business, driving consumer spending toward local merchants.

It is a crucial tool for any economic development authority to motivate tourists and residents alike to shop local and support the small businesses in their community.

My Local Token is raising capital to develop its technology, design a smartphone app, and work with local partners to implement the platform.

Hi, I'm Darren Smith, founder of Traipse. For about 15 years I worked in the urban planning, policy, and community advocacy field, and I got to visit a lot of cities and towns across America. Over time I really came to appreciate what urban planners sometimes call capital "P" places: communities that are vibrant, active, walkable, and have both social and economic interaction. I believe these places are the backbone of our country and we need to preserve and make more of them.

You can be a part of this project by becoming a supporter of My Local Token. Together, let's unlock the full potential of Main Street.